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Exhibit (a)(9)

2300 Orchard Parkway
San Jose, California 95131-1017

October 28, 2013

Dear Stockholder:

        We are pleased to inform you that, on October 21, 2013, Symmetricom, Inc. ("Symmetricom") entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") with Microsemi Corporation ("Microsemi") and PETT Acquisition Corp., a wholly owned subsidiary of Microsemi (the "Purchaser"). In accordance with the Merger Agreement, Purchaser has today commenced a tender offer (the "Offer") to purchase all of the outstanding shares of our common stock, par value $0.0001 per share (the "Shares"), at a price per share of $7.18, net to the holder thereof in cash, without interest (the "Offer Price") and subject to any withholding of taxes required by applicable law.

        If successful, the Offer will be followed by the merger of the Purchaser with and into Symmetricom, with Symmetricom surviving the merger as a wholly owned subsidiary of Microsemi (the "Merger"). In the Merger, each share then outstanding (other than Shares (i) owned by Microsemi or its subsidiaries, including the Purchaser, (ii) held in the treasury of Symmetricom or (iii) owned by holders who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price in cash, without interest.

        The Board of Directors of Symmetricom (the "Board") unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are advisable, fair to, and in the best interests of Symmetricom and its stockholders, (ii) approved and adopted the Offer, Merger, Merger Agreement and all other transactions contemplated by the Merger Agreement and (iii) recommended that the holders of Shares accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, vote in favor of the adoption of the Merger Agreement and approval of the transactions contemplated thereby, including the Merger. Accordingly, and for the other reasons described in more detail in the enclosed copy of Symmetricom's Solicitation/Recommendation Statement, the Board, upon the terms and subject to the conditions set forth in the Merger Agreement, recommends to Symmetricom's stockholders that they accept the Offer and tender their Shares to the Purchaser in the Offer.

        Accompanying this letter is (i) a copy of Symmetricom's Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Purchaser's Offer to Purchase, dated October 28, 2013, which sets forth the terms and conditions of the Offer, and (iii) a Letter of Transmittal containing instructions as to how to tender your shares into the Offer. We urge you to read the enclosed materials carefully. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Monday, November 25, 2013 unless extended.

Sincerely,

Elizabeth A. Fetter
Chief Executive Officer

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  Exhibit (a)(9)